Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement (Form S-8) of our report dated May 14, 2021, except for the change in par value of convertible preferred and common stock referenced in Note 1, as to which the date is July 2, 2021, and except for the reverse stock split described in Note 2, as to which the date is September 9, 2021, relating to the financial statements of Tivic Health Systems, Inc. (which report expresses an unqualified opinion and includes an explanatory paragraph that describes the substantial doubt about Tivic Health Systems, Inc.’s ability to continue as a going concern).

/s/ Rosenberg Rich Baker Berman, P.A.

Somerset, New Jersey

November 12, 2021